UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 9, 2014

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective June 1, 2014, Mr. Michael Acuff joined the Company as Senior Vice President of Sales and Business Development. Prior to joining the Company, Mr. Acuff served as Senior Vice President of Contracts and Marketing at Diamond Offshore. His experience includes serving in several roles at Transocean prior to joining Diamond Offshore. Mr. Acuff holds a Bachelor of Science in Civil Engineering from the University of Tennessee-Knoxville and a Master of Business Administration from Rice University.

Effective June 1, 2014, Robert F. MacChesney will serve as Senior Vice President of Key Accounts. Mr. MacChesney joined the Company in 2008 and has played a critical role in building the Company and has more than 30 years of experience in the drilling industry, including 20 years with Schlumberger and Transocean.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A. (Registrant)

Dated: June 9, 2014	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release dated June 9, 2014